Japan Airlines System Corporation

JAL Bldg. 2-4-11, Higashi-Shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5769-6462 Fax:81-3-5769-6492

04 MAR -2 AM 7:21

February 18, 2004

Mr. Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

04010194

Dear Mr. Dudek:

We, Japan Airlines System Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.

1. JAL GROUP CHANGE HOLDING COMPANY NAME
2. JAL GROUP ESTABLISHES NEW SUBSIDIARY FOR ADVERTISING, SALES PROMOTION AND BRAND PROMOTION
3. JAL GROUP TOP ANAGEMENT CHANGES

These documents are enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much in advance.

Yours sincerely,

Ko Saruwatari

Director,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
ko.saruwatari@jal.com

Katsumasa Tomizawa

Manager,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
katsumasa.tomizawa@jal.com

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JAL

JAL GROUP TO CHANGE HOLDING COMPANY NAME

Tokyo, February 18: The JAL Group today announced that from June 6, 2004, the JAL Group holding company currently known as Japan Airlines System Corporation will be renamed Japan Airlines Corporation.

Japan Airlines System Corporation was created in October 2002 as a holding company to supervise the integration of Japan Airlines and Japan Air System. The integration will be complete from April 1, 2004, when the present Japan Airlines becomes Japan Airlines International Company Ltd., responsible for international air transport business - and Japan Air System becomes Japan Airlines Domestic Company Ltd., handling domestic air transport operations. Airport counters and staff uniforms have been unified under the JAL brand and all flights from April 1 will carry JAL flight numbers.

Accordingly, the JAL Group has decided on the holding company name change to Japan Airlines Corporation to emphasize the JAL brand identity

Original plan – from April 1, 2004

JAPAN AIRLINES SYSTEM CORPORATION	
Japan Airlines International Co. Ltd.	Japan Airlines Domestic Co. Ltd.

Revised plan – effective June 2004 after the Annual General Meeting of shareholders (late June, not confirmed)

JAPAN AIRLINES CORPORATION	
Japan Airlines International Co. Ltd.	Japan Airlines Domestic Co. Ltd.

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JAL

JAL GROUP ESTABLISHES NEW SUBSIDIARY FOR ADVERTISING, SALES PROMOTION AND BRAND PROMOTION

Tokyo February 18: Japan Airlines Group is to establish a new subsidiary to handle JAL Group advertising, sales promotion and publishing activities as well as promotion of the new JAL Brand.

The new company, JAL Brand Communications, will be formally established in March and will start business operations on April 1, 2004. The company will be 100% owned by Japan Airlines System Corporation, the JAL Group holding company.

JAL Brand Communication will be formed from the advertising departments of JAL and JAS and JAL Sales - the airline group's sales unit - JAL Cultural Development Company Ltd. (JALC), which has an extensive publishing business, and JAL Planning, a JAL Group sales promotion and events planning company.

Start of business	April 1, 2004 (company to be established in March 2004)
Name	JAL BRAND COMMUNICATIONS
Head Office	Sapphire Tower, Tennozu Isle, Shinagawa 2-2-8, Tokyo
Management	Chairman: Isao Kaneko (JALS CEO and president) President: Takashi Masuko (Exec VP, Japan Airlines) Executive Vice President: Tadashi Fujita (Senior MD, JAL Sales) Executive Vice President: Shuji Kanno (President, JALC)
Capital	100,000,000 YEN (100% owned by Japan Airlines System Corporation)
Business activities	Advertising, sales promotion, publications, events planning, marketing of brand goods and web site content
Employees	Approximately 170

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JAL GROUP TOP MANAGEMENT CHANGES

Tokyo February 18: Today the JAL Group announced top management changes, subject to approval of annual shareholders meeting in June 2004. (date to be confirmed).

(1) JAL Group holding company:

Japan Airlines System Corporation* (As of 01 Apr. 2004)	
Chairman and President	Isao Kaneko (promoted)
Executive Vice President	Toshiyuki Shinmachi
Executive Vice President	Hidekazu Nishizuka (promoted)

*Trading name of the holding company will be changed to Japan Airlines Corporation following the JAL Group annual shareholders meeting (AGM) in June 2004

NAME CHANGE: Japan Airlines Corporation* (After AGM June 2004)	
Group CEO and Chairman	Isao Kaneko (promoted)
President	Toshiyuki Shinmachi (promoted)
Executive Vice President	Hidekazu Nishizuka

*Group CEO is defined as Chief Executive Officer of Japan Airlines Corp. and the JAL Group in the articles of association, subject to approval of the annual shareholders meeting (AGM).

2. JAL Group Operating companies

(1) Japan Airlines International Company Ltd.

1. Japan Airlines International Company Ltd. (As of April 1, 2004)	
Chairman	Isao Kaneko
President	Katsuo Haneda
Executive Vice President	Hidekazu Nishizuka (promoted)

*JAL Executive Vice President Takashi Masuko will retire and is President-designate of JAL Brand Communications Co. Ltd.

*JAL Executive Vice President Toshiyuki Shinmachi will retire from the JAL board to be full-time president of the group holding company Japan Airlines System Corporation. (Japan Airlines Corporation from June 2004)

(1) Japan Airlines Domestic Company Ltd.

2. Japan Airlines Domestic Company Ltd. (As of April 1, 2004) Currently known as Japan Air System (JAS)	
Chairman	Isao Kaneko
President	Mitsuo Komatsubara (new appointment)
Executive Vice President	Hajime Kato

*Current JAS President Minoru Morikawa will retire and plans to be a regular advisor of Japan Airlines Domestic Company Ltd..

JAL GROUP TOP CHANGES/2

3.JAL Group Passenger Sales company

JAL Sales Company Ltd. (As of April 1, 2004)	
Chairman	Isao Kaneko
President	Toshiki Okazaki
Executive Vice President	Mikihiro Shishido

*Vice President Fumio Shirota will retire from JAL Sales and is designated chairman of JAL Tours Company Ltd.

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